OXFORD NORTHEAST LTD.

400 Rella Drive # 165

Suffern, New York 10901

May 2, 2019

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Division of Corporate Finance
Office of Information Technologies and Services

Re:	Oxford Northeast Ltd.
Registration Statement on Form S-1
Filed February 15, 2019
File No.: 333-229710

To Whom it May Concern:

We are in receipt of your letter dated March 14, 2019, and wish to respond as follows:

Form S-1 Registration Statement Filed February 15, 2019

Cover Page

1.	We have disclosed that the proceeds from this offering will not be placed in an escrow trust account or similar account, and have described the effect on investors

Risk Factors, page 6

2.	We have added a separately captioned risk factor addressing potential delay in the approval process by the various app stores.
3.	We have added a risk factor addressing the related party nature of our agreement with Devoe Creative Corp. and that because of our affiliation with Devoe Creative Corp, the transaction may not be conduced on an arm’s length basis.
4.	We have added a risk factor disclosing that our management team will not be working fulltime for Oxford, and included the number of hours each member of management intends to devote to Oxford. Aside from the conflict arising from splitting their time between Oxford and their other jobs, we do not anticipate any conflicts of interest from the business activities of the officers and directors.

Dilution, page 12

5.	We have provided dilution information for varying levels of proceeds raised in the offering in tabular format.
6.	We have revised this section so that the net tangible book value prior to this offering for each scenario provided excludes the capitalized software cost,

Use of Proceeds, page 12

7.	We have revised this section to discuss our use of proceeds if 25%, 50% and 75% of the offering is sold.

Business, page 15

8.	We outlined the intellectual property rights associated with the development of the Zero vacancy app set form in exhibit 10.5 and explained that we will need to apply for patent protection once the rights are assigned to us.

Plan of Operation, page 16

9.	We added disclosure regarding our plan of operation for the remainder of the year, including details of our specific plan of operation, detailed milestones anticipated time frame for beginning and completing each milestone. We have explained how we will meet each of the milestones even if we cannot receive funding.
10.	We have revised disclosure to indicate that while we intend to enter into agreements with landlords looking to rent imperfect apartments, we will not be examining such apartments. We further explain that we will be relying on feedback from potential tenants to alert us to unsafe or uninhabitable conditions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

11.	We disclosed the minimum funding required to remain in business for the next 12 months. We revised disclosure to state the minimum number of moths we believe we will be able to conduit our planned operations using currently available capital resources.

Related Party Transactions, page 20

12.	We have added disclosure regarding the transaction between Devoe Creative Corp, of which the president is Zev Eisenberg, the son of the president of Oxford, Sam Eisenberg, in according with Item 404(d).

General

13.	Since we filed the S-1 registration statement in February 2019, we have completed the purchase of the Zero Vacancy app. As such, we believe that Oxford is no longer a shell corporation, and have not added shell company disclosure.

Thank you.

Very truly yours,

/s/ Samuel Eisenberg

President

Oxford Northeast Ltd.